Exhibit 12.1
INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Three Months Ended
	April 2,		March 27,
	2011		2010
Earnings[1]	$4,453		$3,495

Adjustments:
Add — Fixed charges	65		42
Subtract — Capitalized interest	(44)		(30)

Earnings and fixed charges (net of capitalized interest)	$4,474		$3,507

Fixed charges:
Interest[2]	$6		$—
Capitalized interest	44		30
Estimated interest component of rental expense	15		12

Total	$65		$42

Ratio of earnings before taxes and fixed charges, to fixed charges	69	x	84	x

[1]	After adjustments required by Item 503(d) of the U.S. Securities and Exchange Regulation S-K.

[2]	Interest within provision for taxes on the consolidated condensed statements of income is not included.